Filed by CBRE Acquisition Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: CBRE Acquisition Holdings, Inc.
Commission File No. 001-39798

This filing relates to the proposed merger involving CBRE Acquisition Holdings, Inc. and Altus Power, Inc. (“Altus Power”) pursuant to the terms of that certain Business Combination Agreement, dated as of July 12, 2021.

On November 15, 2021, Altus Power Co-Founders and Co-CEOs Gregg Felton and Lars Norell and CBRE Acquisition Holdings CEO Bill Concannon participated in a fireside chat with John Jannarone, Editor in Chief of IPO Edge, and Alexandra Lane, Multimedia Editor at IPO Edge.

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John Jannarone:

Hello, thank you for joining I’m John Jannarone, editor in chief of IPO Edge. We’re very happy to have with us today the co-CEOs of Altus Power, along with the CEO of CBRE Acquisition Holdings. That trades on NYSE: CBAH. The two, of course, are merging in a SPAC transaction to take Altus Power public. Before we meet all three gentlemen, who will also be joined by my colleague, Alexandra Lane, I’d like to take care of a little bit of housekeeping. So we encourage everyone to ask questions. That’s what’s a lot of fun about this and is not like regular television. If you ask questions, we can probably get them answered for you later in the program. Additionally, to ask those questions, you should just use the Zoom portal, or you can alternative shoot an email to editor@ipo-edge.com. And finally, if you can’t make all the event or you want to watch it again, it’ll be up on our website, ipo-edge.com, later this afternoon. You can also find it under the CBAH ticker on Bloomberg terminals, or on Yahoo! Finance.

John Jannarone:

One important thing I’d like to mention on this next slide is that there’s a meeting coming up on December 6th. And if you have any questions about how to vote, the easiest thing is probably to email cbah.info@investor.morrowsodali.com, or you can call that number there and they will help you out. But in general, you just go to your broker’s website and you click a few buttons and it’s pretty simple. So that meeting is on December 6th, but there’s no reason to wait. And we’d also like to point out that even if you’re a small investor, you may think your votes don’t matter much, but in aggregate, they do. So you should always vote your shares. Before we bring on today’s guests, we’d like to play a little video here to give you an overview of what some of these modules look like. And these are out in fields as you’ll see momentarily, as soon as we press play. And we’ll talk more about the other kinds of places like rooftops where these modules are also placed. (Music).

John Jannarone:

All right, great. Thanks a lot for that, Jared. We’re first going to kick this off with the CEO of CBAH, Bill Concannon, and that’s where this journey began, of course, is with Bill, who is leading this SPAC. Bill, welcome to the program,. And it’s good to see you again.

Bill Concannon:

Yeah, thank you. Thanks, John. Good to see you as well.

John Jannarone:

So Bill, can we just go back to the very beginning? Tell me about when you were creating this SPAC, what kind of things you were looking for in a target company, and why you decided to team up with Altus Power? And contrast that with some of the other companies that you looked at.

Bill Concannon:

Sure. Well, in terms of CBRE as a sponsor, when we started on this SPAC journey basically last fall, about a year ago now, we were really focused on finding a company that met three big criteria, as we think of it. The first was we really wanted to find a company that would benefit from secular tailwinds in our industry. We wanted to find a company that would benefit from CBRE’s scale and access, our client access, and our scale around the world, including in that is our supply chain capability. And finally, we really wanted to find a company with great leadership and a company that would be attractive to the public markets, a company that would be public company ready. CBRE’s a large, global, diversified real estate services company. So we do a lot of things in our core business that interface with serving investors and occupiers of commercial real estate.

Bill Concannon:

We have a $15 billion inventory development business called Trammell Crow Company. We property and facility manage over 7 billion square feet of commercial buildings. So that’s a lot of rooftops. And obviously, a lot of our customers are interested in sustainability. And so we made good progress in narrowing down a series of adjacent industries to sponsor into the areas of sustainability and clean energy. That was a big focus fairly early on. We know that commercial real estate has to be part of the solution. And it’s a tremendous opportunity of our clients that we work with to internally elevate their mission by supporting their own company’s ESG goals, and do it, frankly, from the front as a leader. So we’re in the process of appealing to our clients to lead here too. And honestly, that’s very empowering for them. We focused on energy and renewables. We studied the space closely. We were thrilled to meet Gregg and Lars, because we knew our clients were struggling to figure out how they were going to meet their corporate sustainability objectives.

John Jannarone:

Great. Bill, something I want to get into a little bit later, but I just want to flag right now, is that this transaction really strikes me as different than a lot of the other SPAC deals, because the things that CBRE can do with Altus are really significant, and so I want to talk with all three of you about that a little bit later on. Sometimes, the SPAC looks just simply like a vehicle that’s taking the company public, but there’s a lot more going on in this case. So I’m going to hand it over to Alexandra Lane, who’s going to speak to the co-CEOs of the company, Lars and Gregg, and then we’re going to bring all three gentlemen back. So take it away, Alexandra.

Alexandra Lane:

Thanks, John, Gregg, and Lars. So great to have you here, as well as Bill. Great to have the whole gang here to talk about this exciting deal. So let’s talk a bit about Altus now, obviously. A lot of people have been in solar energy for a while, but what makes Altus different?

Lars Norell:

Thank you very much for having us., I’m Lars, and sitting next to me as Gregg. We’re thrilled to be on this fireside chat with you guys and with Bill. Altus has been around for 11 years, Alexandra, and what we’ve tried as hard as we can to do is to occupy a very simplistic position in the space of electrification and clean electrification specifically. We think that there is a very strong connection, a very strong nexus between real estate and clean energy. In particular, buildings are about 40% of the carbon emissions that are coming out the planet at any given moment in time. But in the United States, just to start somewhere, only half of 1% of all energy is made from solar systems on commercial buildings. So there’s a gigantic gap to close between 0.5% of solar that’s in existence, and 40% of the emission coming from those same buildings.

Lars Norell:

For the last 11 years, Altus has been in the process with the mission of having as many of those rooftops and parking lots as possible covered with our solar arrays. So our mission is very simple. We bring capital, construction expertise, and operating expertise to each building and each client that we serve, and we put that capital to work by building, owning, and operating solar systems and battery storage at their building. In the most common scenario, we will then sell the power that we make back into the building at a discount to what pay for brown power from the grid. So those beautiful solar systems that we were just looking at, in each of those cases, that happens to be in Massachusetts. But we’re obviously national, in each of those cases, the power is being sold to school systems in Massachusetts and townships and universities and libraries, and they’re buying power from this solar systems at a discount to what they’re paying to the grid from brown power.

Lars Norell:

So this position that we occupy, together with the customer, for long terms, in many cases 25 years, of serving them with clean power, we think puts us in a perfect spot where we can add other services over time, battery storage, EV charging, et cetera, et cetera. And that’s what we spend all day long doing at Altus.

Alexandra Lane:

That’s awesome. Both of you have a background in clean energy. Can you talk a bit about that and how it contributes to your work within Altus today?

Gregg Felton:

Sure. Well, we actually approached the market from a somewhat unique perspective, which is Lars and I both had careers on Wall Street before founding the company. And in particular, our careers were in the fixed income market. And we think that that was an excellent training ground for ultimately what we decided to do here in terms of building all this power. And for me, in particular, prior to founding Altus Power, I was a partner at Goldman Sachs where I led the credit alternatives business, which was a multi-billion dollar asset management platform, investing client capital into fixed income assets and looking for value in the fixed income markets. What’s so compelling and appealing about this particular market that we serve in clean energy is that really a lot of the skills and experience that we gained on Wall Street have excellent correlation or excellent crossover, if you will, as it relates to what we were doing in our prior careers and what we’re doing in clean energy.

Gregg Felton:

In clean energy, in particular, as you heard from Lars, the industry has gone through an incredible revolution. And we entered about 10 years ago, at a point in time when the economics of what we were able to create in the context of clean energy rivaled anything that we saw in our rears in fixed income, in particular, the opportunity to sell long dated, discounted clean energy to customers around the country in a fashion, in a form that had excellent return from our perspective was incredibly compelling and incredibly favorable relative to any other asset class. Lars?

Lars Norell:

Yeah. And Alexandra, it’s a very important point to acknowledge, we think, that many investors might have had experience with clean energy, where it wasn’t quite so evident that it was a good deal for investors to invest in a particular asset class. And many of them have been awesome ventures with technology and evolution, et cetera. Gregg and I always looked at clean energy and saw one very simplistic application of it, which, again, is this nexus between real estate, and to some extent, old and cold technology in a form of solar modules. That technology’s been around for decades and has now been proven to work well. The difference from 10 years ago, Alexandra, is that solar modules have come down in price by about 80 to 90%.

Lars Norell:

So we can now take a solar system, put it on the roof of a TJ Maxx or in a big parking lot, and save the clients money while still making a very good return, between seven to nine percent unlevered, in mid teens levered, for Altus’s investors over a 25 year period of time. We think that the space itself, clean electrification in the industrial revolution that’s unfolding right now, is exciting enough. We don’t have to be exciting on the technology front. We’re quite happy to use these fantastic solar modules and lithium ion batteries to store power during the day and create good returns for our stakeholders.

Alexandra Lane:

Yeah. Altus has been EBITDA positive since 2017. You have very healthy growth projections. We’ll get to a bit more of the numbers in just a minute, but why... You just touched on this with talking about all the different kinds of use cases, but why does this business model work now versus, say, a few years ago? And tell us a little bit more about the market demand now and what has changed and how it’s opened the flood gates.

Gregg Felton:

Sure. I think it’s important to take a step back and look at where this industry came from, again, many years ago. This industry, certainly over a decade ago, had a much higher installation cost. And so the idea of ultimately being able to compete in the context of solar energy was something that we weren’t able to do until such time as two competing forces, a tremendous decline in installation cost, and an ever increasing inflation, in terms of what we call the avoidable cost, which is the cost that ultimately we’re competing with, the cost for brown power. And so a lot has happened over the last decade. There are trends that are in our favor as it relates to the cost of installation that are trends that we’re competing with in terms of the inflationary cost for power.

Gregg Felton:

And it’s really just in the last five to 10 years that solar power has become a very viable alternative for customers around the country. And I would also like to emphasize that while there’s a tremendous amount of focus on decarbonization, we built a business that led with economic savings, saving customers money on their power bills. And I think that that trend has been our friend as it relates to providing an economic benefit in many more markets across the country. And so what you’ve seen in our portfolio is a growing opportunity set. We’re in 17 states and growing. We aspire to be in 50 states sooner rather than later, and that opportunity is very much upon us.

Alexandra Lane:

Lars, anything to add to that?

Lars Norell:

We are very happy with the footprint that we have across the country, Alexandra, from Hawaii in the Western half of the country, through California, in other states, all the way over to Vermont in the Northeast.

Lars Norell:

And one of the things that we’ve been working on for the last year and a half, give or take, is to slowly begin the process of adding energy storage to our solar systems that allow us several different interesting business models. One of them, a very simple one, is to shift the delivery of the energy that we consume.

Lars Norell:

So instead of delivering energy assets being produced by the solar system sitting on a roof or in a parking lot next to a building, we could deliver some of that energy into the building for consumption in their operations. And some of it’s being delivered into a storage unit or a big battery that’s sitting in a parking lot or behind a loading dock. And that energy can then be released into the building, into the client’s real estate, later on in the afternoon or early evening, or the next morning before the solar system has a chance to spool up.

Lars Norell:

And this idea that we can now start catering to clients’ demands for energy and clean electricity even when the sun is not shining, has revolutionized the reliability of our solar power. And we foresee adding storage to every single building that we have solar on, both ones that we’ve already installed and also ones going forward.

Alexandra Lane:

Yes, the storage aspect of Altus is huge, and many companies now have carbon neutral green pledges. So how would this help a company achieve those carbon neutral goals?

Lars Norell:

One of the big question marks, Alexandra, has been for very big enterprises, both public and private, who want to switch over to as much clean energy as they can. And what does as much mean? Is it 60% of their total consumption? Is it 80%? Can it go even higher than 80%? And one of the difficulties in that has been the fact that energy is being consumed later in the evening or even late afternoon. And in some cases, significant amounts of electricity are being consumed in the evening.

Lars Norell:

Think about a TJ Maxx, for example. On a normal weekday a big superstore might have a third of their customers between 8:00 AM and 5:00 PM and a full two-thirds of their customers come between 5:00 PM and 9:00 PM. And that particular customer load has been difficult to serve with solar energy over the last couple of years.

Lars Norell:

Energy storage takes away that difficulty. It’s now possible for us to size the solar system, some portion of which will go into the store during the daylight hours, but most of which will go into the battery storage unit to then be released in the late afternoon and early evening.

Lars Norell:

And so clients’ carbon reduction goals are now easier to fulfill because of the resiliency, because of the ability to deliver clean energy later in the afternoon, in early evening. And we think that will allow clients to make a more significant imprint, basically, with respect to the energy that they’re consuming from locally produced solar panel power versus brown power that they get from the grid.

Alexandra Lane:

Yeah, fantastic. Okay. I’m going to bring back on my colleague, John, and Bill, as well. And we’re going to talk about the SPAC transaction as a whole and this exciting partnership that you have formed.

John Jannarone:

Great. Thanks a lot, Alexandra. Gentlemen, thanks again. So we’ll keep all three of you around for a bit here. I can see a lot of questions are coming in. We’ll get to those a little bit later.

John Jannarone:

As Alexandra just said, let’s talk about the structure, the transaction itself. Obviously, and I want to get more into this in a minute, there’s a lot going on with Blackstone and CBRE but let’s talk about the proceeds. What is this going to be directed towards? You’re already EBITDA positive, so we don’t need to wait for that, but where is this money going to be invested and how far will that cash get you?

Gregg Felton:

Sure. So first of all, we’re raising a total of up to 678 million dollars, which is a combination of the 403 million of cash in trust and a 275 million PIPE. That PIPE was placed with a blue chip list of institutional investors. And it was deliberately sized at 275 million to give us the necessary runway to fully fund our business model, which is really the growth plan for the next four years, through 2024.

Gregg Felton:

In terms of what those use of proceeds are, there’s a tremendous opportunity for Altus Power to grow its portfolio across the country, in partnership with Blackstone and in partnership with CBRE now. But also with the various different origination sources that we’ve been working with over the many years. And so we’re incredibly enthusiastic about the significant growth opportunity. And the entirety, because we are EBITDA generative, and because we obviously have significant cashflow that we’re generating from our existing assets, the entirety of the capital we’re raising plus any cashflow that we generate is going to be directed toward growth activities of the company.

John Jannarone:

That’s great. Now I want to talk about Blackstone and CBRE. Blackstone, we do have Bill here so we’re going to focus on CBRE, but Blackstone’s exciting too. So maybe can Gregg and Lars tell us a bit about what the Blackstone partnership can bring and then we can dig into CBRE and let Bill weigh in.

Lars Norell:

Absolutely, John. We couldn’t agree with you more. We think both of these partners are fantastic in terms of sponsors of Altus. Both of them have tremendous amounts of real estate and Blackstone in particular, and then we’ll get into CBRE, Blackstone is the largest real estate owner in the world.

Lars Norell:

And besides providing Altus with capital since 2014, we’ve had a fantastic collaboration with them to basically be their in-house solar desk, to some extent. The real estate that Blackstone owns, and it could be distribution centers, it could be warehouses, it could be cold storage, it could be offices, hospitals, whatever the case might be. All of it, in Blackstone’s opinion, needs to be part of this group of real estate that is net zero, or that is contributing, if you will, to locally made clean power in reducing the carbon footprint of those buildings and stopping them from relying on brown power provided by the grid.

Lars Norell:

And the level of introduction that we get at Altus is just fantastic. With a simple email or a phone call our partners over at Blackstone are introducing us to the portfolio managers who run that particular real estate. And within minutes we’re in touch with the right people, going through the various business model for solar and storage. Showing them the power savings that we can offer them or their tenant, showing them the lease payments that we can offer them as a landlord, getting our documents signed and everything in a row. And then basically applying for permits and interconnection for those solar systems.

Lars Norell:

We just announced last week that in New Jersey’s new clean energy portfolio offering Altus, together with Link, which is one of Blackstone’s real estate portfolio companies, took home approximately 22% of the entire program. And that was a very big chunk of it. And it’s because Blackstone is leading in on the carbonization. It’s because their real estate holding companies are very eager to get something done. And it’s because of the track record that we have at Altus of interacting with utility regulators, utilities across the country to get picked, basically, to get chosen as that team that will deliver clean energy from rooftops into both businesses, but also homes.

Lars Norell:

In the case of New Jersey, that particular win was for a community solar program. So the energy from the solar systems, John, that we’re going to be building on large distribution centers owned by Blackstone is going into 10,000 households in New Jersey. And half of them are low and middle income households that have so far not really been catered to in New Jersey’s solar program. But Blackstone is eager for that to change, and we’re eager for that to change.

Lars Norell:

And that type of connectivity, an easygoing working relationship that’s mission driven, that we have with Altus, we’ve already begun that work with CBRE as well. And Bill has been a fantastic advocate inside a gigantic organization that CBRE is, and all their customers demanding effectively to have their building become power plants as well. And it’s a very interesting time to be at Altus right now for that reason.

John Jannarone:

Great. And can we go into a little more detail about CBRE and how that works and what... You just talked about being able to reach out to folks at Blackstone, but I imagine it would be similar talking to Bill or his colleagues, right?

Bill Concannon:

Yeah.

Lars Norell:

Yes. Bill, do you want to talk about it?

Bill Concannon:

Sure, sure. I’ll be happy to, John. Look, our partnership with Altus Power is a very direct solution. We bring clients green energy at a discount. And definitely, there’s a savings element to this at the table as well that Gregg referred to. But we’ve taken the time to connect Altus to the various segments and divisions of CBRE that go-to-market with a set of clients that are going to benefit from Altus’ C&I solutions, commercial, industrial solutions.

Bill Concannon:

And producing clean energy on site is a winning solution that its time has come. Our customers are very focused on it. And the companies that we speak about investing in Altus Power as investors understand the industry tailwinds, they understand the economics of clean energy. And they quickly appreciate all of the opportunities that we have to bring our clients Altus Power solutions.

Bill Concannon:

The nice thing is you’ve asked a question about, I think Alexandra did, what’s changed in the last five years? Large organizations around the world are making it very specific day jobs of their people. They are really focused now on playing catch up around sustainability. They know that there’s been limited work done and that Altus Power presents a solution that is very compelling.

Bill Concannon:

On the occupier side of CBRE’s business alone, just in our enterprise client part of that business, we have over a hundred of those clients that have publicly stated sustainability goals that are setting CO2 emissions reductions in the order of 40 to 50%. So they’re very serious. It’s become a C-suite issue and there’s a lot of activity underway.

Bill Concannon:

The last thing I’ll say that’s pretty compelling is that we believe at CBRE that Altus will help our clients implement solar programs, not just one-off solar projects. And it’s pretty core to the growth strategy of working with very large portfolios of investors and occupiers that we approach this in a way where can work with clients across the United States or across the world over time, implementing their solar programs. And we have a lot of history around how large organizations buy services and we think this will fit very, very well.

John Jannarone:

Great. I want to talk about something else, which I think is a good transition. We spoke last week about the data analytics that you can offer and help these guys make better choices about seeking out customers. Can you explain that in a little bit of detail?

Lars Norell:

Absolutely, I’d be happy to. CBRE, with its massive portfolio of managed real estate is sitting on reams and reams of data. In fact, I think they’ve used a term that we hadn’t thought of yet, which is data lake. They have a data lake over there, and that data lake is a very impressive, John, e.g. the facts and circumstances surrounding the buildings that they manage on behalf of their customers and clients.

Lars Norell:

All that building data is being made available to Altus for the specific purpose of sizing solar and storage solutions that we can then go back in and offer these particular clients and show them the savings that we would be able to generate and achieve for them, whether they’re in Texas, Virginia, or California. In each case, what we need at Altus to do a quick underwriting of a particular solar system and client is the data and facts around their roof, around their parking lot. How big is their parcel? How much energy do they consume? And in most case,it takes Altus a week or two to gather that information.

Lars Norell:

We have begun working with those customers that CBRE manages real estate for, and they manage about seven to eight billion square feet of real estate. So more by a long shot than any of the other participants in their particular market. Once we have that data available to us, as quickly as we get it from CBRE’s data lake, then those two weeks can be compressed into a mere hour or two. And within an hour or two of us liaising with CBRE we have a proposal ready to go into their customer with the CBRE representative, and very quickly show that customer how much money we can save them, and do it through solar and storage.

Lars Norell:

And not only that, we have begun the process of linking up our Salesforce software with the Salesforce software that CBRE uses internally. So now we can generate effectively a little tiny request list of the kind of data that we need in order to generate a proposal and send it into CBRE’s entire database. And come back with candidates of the most perfect buildings that we can then quickly approach.

Lars Norell:

So the potential for scaling, the potential for increased efficiency, and again, back to Alexandra’s question from ten minutes ago, what has changed in the last five to ten years in C&I solar? Well, certainly the way we’re able to originate customers inside CBRE’s own data set and quickly go to those customers, that’s completely new. Nobody has been able to do that before, and it’s a very important reason why we are so bullish on this strategic fit between us and CBRE.

John Jannarone:

All right. Great. I noticed we’ve got a lot of questions coming in here. I promise we’ll get to those in about ten minutes, but there are a few more topics I want to discuss with these gentlemen before we do.

John Jannarone:

Something else that we discussed last week was how a REIT could see an immediate impact on shareholder value by partnering with you guys, as in a lower cap rate. Can you walk me through how that might work?

Gregg Felton:

Sure. So, as it relates to the value that we can bring to REITs, it’s pretty tremendous, multiple sources of value. But first is, there’s pressure on all these REITs to focus on decarbonization objectives and how they can make an impact as it relates to their real estate. And so we are providing a very direct decarbonization solution which is turning their rooftop from really a vacant piece of real estate into something that actually is producing green power, and feeding that green power directly into the building, or providing that green power to the community. So there’s a very direct decarbonization and local decarbonization solution that we’re bringing to bear.

Gregg Felton:

From an economic point of view, we’re providing a lucrative lease stream to that rooftop that would not otherwise have any lease stream associated with it. To the extent, again, it’s sitting there vacant and just having a lack of activity.

Gregg Felton:

And then finally, from our perspective, there is a cap rate enhancement, meaning, the value of real estate. There’s a lot of data that’s been analyzed to support this idea that cap rates associated with real estate that have locally sited solar rates associated with real estate that have locally sited solar or storage produce a more valuable asset than otherwise would take place. And so there’s a combination of different benefits that we’re providing, and each of them, of course, has economic and noneconomic social benefits.

John Jannarone:

All right, great. Let’s talk about where these modules actually are. As we saw in the video in the beginning, and I talked about this quickly, they can be on the ground, and those are fields or parking lots, also on rooftops, as we’ve discussed, and that’s why we like the roof to socket term. But then they could also be on top of something like an EV charging station. Can you talk about where that blend is right now and where it might go in the future?

Lars Norell:

Absolutely. We currently have a portfolio spread across country, probably about a third of our solar modules are sitting in fields, which are either next to adjacent buildings, or as you saw in the pictures that you showed, in fields next to urban areas. And two thirds is either on rooftops or in parking lots next to buildings. The beauty of parking lots, as you highlighted, is that they provide shading for cars parked in the parking lot, in that they don’t really need roofs to be up there collecting sunshine. We often combine proposals to add EV chargers with parking lot canopies, and the point of it of course, is that you show the client that they can charge their car with solar electricity, and effectively remove it entirely from the grid, which we think is a sort of interesting subcategory of EV charging, that is to say clean EV charging.

Lars Norell:

And one of the benefits to customers is that they will immediately realize that portions of the energy that they’re putting into their vehicle comes from the solar panels that are above them in that particular parking lot. Going forward, John, we expect that a significant chunks of our portfolio will be focused on rooftop systems and parking lot systems, catering to these two customers in particular, but other customers as well. And there is a slight cost advantage to put a solar system on the roof, because there’s very little in terms of infrastructure and site work needed. You effectively go up with the racking, you put the solar modules in and you can turn the system on. And that cost benefit, of course we’re able to pass on to customers, but it benefits Altus investors as well, and it’s one of the areas that we’re going to focus on.

Lars Norell:

It’s interesting, once you’ve been in solar for a little bit, and I’m sure this will happen to you guys as well, Alexandra and John, next time you fly in over an airport, you’re going to see acres in acres of roofs underneath you. And you’re going to wonder, shouldn’t they all have solar modules on them? And we think the answer is that they will. In 10 years, those buildings are all going to be covered in solar modules. And we intend to make sure that Altus put them there, and we feel very good about working together with CBRE and Blackstone.

John Jannarone:

That’s great. I’ve got a quick question about the PIPE. Something that jumped out me was that you have a life insurer in the PIPE. And when I saw that, I thought, well, that, if anything, indicates a real vote of confidence in a long term, steady growth plan. Is that fair? Now, you don’t have to get into the details of the conversation with them. But I mean, is that the way they look at the business?

Gregg Felton:

Yeah, it’s a great point, John. And we are very proud with the list of institutional investors who participated in our PIPE. And I think that that is the takeaway, that the nature of the investors in our PIPE is long term. Besides Liberty Mutual Insurance, we have a Canadian pension plan, we have BlackRock, we have Blackstone, and CBRE and ValueAct, all incredible investors who obviously, as you might imagine, are looking at the multiyear horizon and the value we can produce over the long term, rather than some short term lens of performance.

John Jannarone:

All right. That’s great. Now, let’s talk about regulations for a moment. So this is a two parter, I think. One, are there many regulatory hurdles to putting, say a module on a rooftop? And then two, are there some things that are creating tailwinds for you, like the Build Back Better bill that just passed?

Gregg Felton:

Yes. I think there aren’t many regulatory limitations in terms of where we can go. Certainly the programs that we ultimately evaluate are federal and local. And so we’re constantly evaluating different programs across the country that want to encourage or make easier the implementation of solar and storage. In terms of Build Back Better in particular, there are a number of policies that are introduced in that bill or incentives that are introduced in that bill that are designed to encourage or accelerate the adoption of solar and storage around the country. And in particular, one of those incentives, which is a federal incentive called the Investment Tax Credit, which has existed in recent years, but is designed in that program to be extended, and certainly intended to provide a long term and transparent view of the government support for these activities, both as it relates to solar and as it relates to storage, also encouraging acquisition of domestic materials and using prevailing wage labor, things of that nature.

Gregg Felton:

So there’s a lot in that bill that is, from our perspective, designed to accelerate the implementation. We are very comfortable and confident that there’ll be lots of work to do and no shortage of opportunity in the absence of that bill being passed. But with that bill, it’s only going to increase the level of activity and the level of acceleration, if you will, that’s going to go on in the context of growth. And so from our perspective, we welcome it, we welcome the support. There’s also a lot going on, of course, at the state and local level to provide support for what we’re doing. And we’re obviously pleased to observe and watch different markets that want to encourage Altus to come faster to any particular market.

John Jannarone:

All right. Great. Before we go to the questions from the audience, I’ve got a couple of other quick ones here for you. Something else that popped into my mind when I first started studying this business was that it appears that this is somewhat capital intensive. This equipment’s not cheap. But you guys both have, well, I mean, I think I can comfortably say you are fixed income experts given all the time that you spent on Wall Street, and you just spoke about your credentials earlier. But can you tell us how you look at that? Is this something that’s really very well suited for debt?

Lars Norell:

Yeah. We appreciate that question. And we know that the market is keenly aware and focused on how much capital is being used in a business, and whether or not it’s profitable, long term sustainable, et cetera. We came at, John, the C&I solar business almost from the exact opposite position, which is as an investor in an asset, or somebody looking to underwrite a particular asset. And if you look at some of the corporates that we have large solar arrays on top of buildings of, and we sell power to them at a discount for 25 year terms, they might have debts outstanding, and that debt might come at a percent and a half or 2% worth of a coupon. So they’re basically funding themselves in the market at 2% for long term debt.

Lars Norell:

We have solar systems on their roof and we’re delivering savings to them. But the asset yields to Altus of those solar systems is between 7 to 9%. Solar is, as we’ve talked about, a relatively stable and old and cold technology. There’s very low variability around how much energy is being produced by a solar system, if you maintain it well. And that’s precisely the position that we’ve always wanted to be in and that we think our investors are very excited to be in. We come at an asset and we get a superior return relative to what you could find in the bond market for that same asset. And when we put it into our senior funding facility, which is the financing facility we have with Blackstone, which happens to be the first of its kind investment grade rated facility that’s very long term in nature, we make a mid teens return on that particular asset.

Lars Norell:

We believe that the incumbency that Altus benefits from and enjoys, basically sitting at the nexus of the client’s real estate delivering clean energy to them from a solar system on their roof or in their parking lot for 25 years lends itself in the case of a commercial customer to an awesome business relationship where we can keep adding services and products to that relationship, whether it’s energy storage, or EV charging, or selling the last amount of energy that our solar system can’t produce, or if there’s more efficient modules in eight years, or six months, or whatever it might be, we’ll repower the system and add those modules. So from our perspective, we don’t think of it quite as much as capital intense, we think of it as an incredible toehold basically, together with the customer in an eminently attractive asset, that when you put it together in a portfolio, becomes a diversified attractive assets.

Lars Norell:

And not coincidentally, because our business is to sell clean energy to customers on a monthly basis, we believe that our revenue, and therefore EBITDA are very simple and predictable for investors to understand. What it is we do at Altus relatively straightforward and we’re very happy to be in this incredibly attractive space of clean electrification with those assets.

John Jannarone:

Great. One more quick thing, and then I noticed there’s some overlap between the dozen questions or so that come in and something that I was going to ask you. But tell me about why your customers are never going to walk away, or very unlikely to, and that you haven’t had any defaults? And I think something that we discussed is that it wouldn’t really make much sense because you’re offering below grid prices, right?

Gregg Felton:

Yes, that’s exactly right. We are offering discounted, clean electricity. In every circumstance, our customers save money. So it doesn’t really make a lot of sense for them to walk away from a contract where they’re saving money. You could create a scenario unrelated to the contract where a customer just has a business issue, a pandemic, for example, where all of a sudden their activities are less predictable, maybe they have to vacate the building, what have you. We spend a lot of time at the front end in our underwriting process to make sure that our customers have a profile that ensures they’re most likely to be there for the long term nature of the contract, the 20, 25 years that we’re signing them up for. And we’re happy to tell you that for the 10 years that we’ve been in this business, we’ve never had a customer default, even through the pandemic. So we have a great history and experience in terms of our underwriting criteria, but it should not be the case that any customer willfully defaults just by virtue of the fact that it’s a benefit to them.

John Jannarone:

Great. Just one more quick one, and I’m going to pass it back to you, Alexandra. Let’s talk about valuation. Some of this material, of course is in the investor presentation that folks should look up if they want to see more details. But can you tell me who are the comps that investors should compare you to? And then also, when you struck the deal, how did that discussion play out? And did you leave a lot of upside for investors who come in now? And by the way, this back is trading just around $10. The warrants are trading higher, which is a good sign. But tell me how you looked at that.

Gregg Felton:

Sure. So first off, there really isn’t a great direct comparable for Altus Power, because we are the first player in this clean electrification space that’s focused on C&I. And obviously there are a diversity of residential players, a half a dozen that are out there and control two thirds of the market. But they’re really, we’re operating in a highly fragmented industry, where if you wanted to create comparable set, you might look at the residential solar names or you might look at energy transition names. But again, it’s somewhat of a unique opportunity, and we think that that’s quite interesting. In terms of valuation, frankly, we entered and marketed this deal in the context of a very precarious environment for SPACs. And we think that investors should look at that as a positive element of our transaction that is the vintage or timing of our deal, because we essentially engaged with CBRE, and CBRE has been an incredible proponent of bringing this business public and is committing a lot of their own capital to this transaction.

Gregg Felton:

But we obviously had to price it right for a difficult point in the cycle where we wanted to ensure, and Lars and I are some of the largest holders of this company, we wanted to ensure long term value creation. So, if you look at valuation, we think it’s certainly very favorably priced for investors. But we’re rolling all of our equity, as is Blackstone. And we’re actually buying more stock in the PIPE. And so this is not about creating value day one, this is about creating long term value, and we feel very good about the IPO evaluation. And we think there’s a lot of upside over many years for investors.

John Jannarone:

All right. Great. With that, Alexandra, I’m going to let you try to chip away at some of these questions. We’re not going to get through all of them, I doubt. But I promise we’ll share them with these three gentlemen afterwards, and we can try to respond to you later if we can’t get through them. But Alexandra, take it away.

Alexandra Lane:

Yeah, that’s great. Okay. So we’ve got, I’ll combine a couple of these questions that are a little similar in nature/ but let’s first, to kick it off with how Altus’ customer acquisition model is different from a standard residential solar company? And then a couple questions about the value add of CBRE, and if there have already been some collaborations with CBRE clients and whatnot?

Lars Norell:

Absolutely. I can take the first half of the question, then maybe we can get Bill to chime in on the CBRE piece. We don’t, Alexandra, know the residential solar models from the inside. Of course, we perceive them as our peers in the market with a slightly different business model and approach. We do know that the origination of customers in a residential model depends a lot on channel partners in effectively a certain amount of payments going to those channel partners for producing flow, et cetera. And we’re sure that that’s a good way of doing it. That question is foundational to Altus. It is absolutely paramount importance that we get through to you guys how important it is to originate customers at a very low cost and doing it in a very efficient manner. The reason we’re so happy to have been together with Blackstone since 2014, and the reason, in fact, the reason that we’re so happy to merge with CBRE’s SPAC in this particular case is the easy access to customers who are ready to make decisions right now.

Lars Norell:

And the leverage you get from effectively thousands of salespeople inside of CBRE and Blackstone who come to us at almost no cost, who are basically trying to deliver for their customers, the decarbonization that they need to deliver on, or the savings that they want their tenants to enjoy, or the roof rents that they’re looking for as a landlord, from their perspective, they’re to some extent using Altus to get all those things. And of course from our perspective, that’s deal flow. And its deal flow that coming to us directly at a very high quality and without us paying anything for it. And so that’s an important part of what Altus brings to this. It’s an important part of our value creation. And it’s one of the reasons we’re so happy to have these two sponsors. Bill, do you want to?

Bill Concannon:

Sure. Sure. Look, Alexandra, at CBRE I was fortunate to lead a startup 30 years ago in the C&I space, exactly selling to the same customers from the startup. It became the largest segment of CBRE from a revenues point of view, over 17 billion in revenues. Again, essentially providing services to the real estate departments of the Fortune 500. When you’re in that type of business, operating the buildings and the portfolios of the Fortune 500, including healthcare systems and governmental agencies, all of the engineering, all of the energy projects, all of the construction projects, you come to understand the characteristics of this. Altus business is very, very similar. What we’re doing is linking in our units, our divisions of CBRE, to the go-to-market elements of Altus Power and really trying to prioritize where these clients feel pressure to bring green power into their portfolios.

Bill Concannon:

We know they want a trusted partner to help them deliver on the solar value prop. We know they will become very sticky customers. This notion of landing them and expanding them is a significant element of the capabilities that Altus Power will demonstrate over time. That’s really what we’re aiming at. We want Altus Power to have in position with CBRE and Blackstone the best of the best of any kind of Fortune 500 sales efforts, because these clients will want to implement programs, as I said, not just do projects.

Bill Concannon:

The other quick thing I would say is, keep in mind, Blackstone found this company eight or nine years ago. We didn’t. CBRE just found them last year. And when I met them, I had questions that Blackstone had eight or nine years ago. Can they execute? Well, they’ve been executing for the last 10 years. Can they scale the business? They’ve been scaling the business for the last eight or nine years. Will the business be successful? It’s already successful. So then the question is, will they be a successful large business in this space? How large can this be? And that’s where we’re aiming our focus around the collaboration between CBRE and Altus Power.

John Jannarone:

That’s great, Bill. I’m going to jump back in here. There are a lot of good questions in here. I’m going to try to combine some that are similar. This is a really interesting one. Someone’s pointing out that you’re in, I don’t know if this is right, 17 states today and you’ve clearly proven yourself in multiple regions. What is your strategy going forward? Do you want to be absolutely dominant in some regions to gain brand power? Or do you want to be more diffusely spread out and be all over the place?

Lars Norell:

We want to be dominant. That was easy.

John Jannarone:

Okay, okay.

Lars Norell:

No, we will give you some texture to the answer as well, but we definitely want to be dominant. And by the way, it sounds like a joke or somewhat flippant, and it’s not. Critical mass is of crucial importance in this particular business, as in every other business, for that matter. And certainly Bill, who’s built a division inside of CBRE that’s now making $70 billion a year, knows what he’s talking about. Big customers want to deal with big providers, and when you, as Altus does, happens to have the entire product life cycle of a solar system and energy storage, that is to say, we come to the sites and we investigate the roof and the parking lot and where we will put the battery.

Lars Norell:

We provide the sign. We provide the interconnection work with utility. We provide the permitting. We then build and construct the solar system with material that we have procured, and we’re doing all of this not so that we can make money selling the solar system or somehow have a business made up of selling widgets or gadgets. We’re doing it so that we can deliver clean energy and storage services to this customer for 25 years. And the owning and operating of that asset, of course, is the key thing that we’re trying to do.

Lars Norell:

But large companies, whether it’s Nike or Northrop Grumman or whatever the case might be, they want to deal with other large companies that can provide these services. Altus happens to be, I saw another question in there, what distinguishes Altus from the competition, such as SunPower? That really is, John, one of the things that sets us apart. We have the entire food circle, as it were, of this particular offering. And being able to offer it to customers effectively on a platform with CBRE and Blackstone, we feel like gives us a really good push in the right direction whenever we happen to go up against other participants in the market. People end up choosing us because they’re on CBRE’s platform or we’re coming with the warm introduction provided by Blackstone.

John Jannarone:

All right, that’s great. Oh, there’s one here that I should answer, which I can get myself. Where and when will this recording be made available? I’d say in about 90 minutes after this, go to IPO-Edge.com, or it might be easier to go to Yahoo Finance or your Bloomberg terminal and just look up CBAH and it should hit right there. This is an interesting one, and I think it touches on something you’ve already discussed, but I want to go forward anyway. Someone’s asking what are the impacts to increasing hybrid remote environments in vacant office buildings? And of course, I think you’ve got some evidence of what your answer to that might be, since you went through the pandemic without any defaults, right?

Gregg Felton:

That’s exactly right. First of all, we are sizing our systems not to fully replace the load or the power demand of that particular building, but something less than, usually 40 to 60% of the load or demand of that building. And we want to ultimately, everyone should understand that our systems are grid-tied, meaning that the customers of that building or the tenants of that building are both buying power from Altus Power, clean energy, as well as buying power from the grid. So demand fluctuations won’t directly impact obviously Altus Power in the context of that.

Gregg Felton:

And certainly, again, given our history, John, to your point, and the success that we’ve had in terms of underwriting, which is a combination of how we size systems, where they’re sited, the particular real estate that we’re siting these systems on, etc., has led to very positive experience and ultimately we have not had any circumstances where we’ve had issues with respect to tenants vacating buildings or things of that nature where we haven’t otherwise had buyers of the power.

John Jannarone:

All right, great. I’m glad that we got into data lake earlier, and someone’s asking a little bit about that here. What are the most important parameters that you’re using? Are you talking about square footage, solar exposure? What kinds of parameters are in there and which are most valuable to you, without giving away too much of the secret sauce, guys?

Lars Norell:

Yeah, you actually just mentioned two out of five, which is square footage and solar exposure. John, you’re getting really good at this. We care about things like is the roof new? Or is the roof 20 years old? Because if the roof is 20 years old, we have an answer to that, too, which is to help the building owner replace the roof with a new roof before we put the solar system on. But effectively, the site conditions, what is it that Altus is coming into in the parking lot, on the ground next to the building, in the load area in the back? Can we fit storage there? Can we fit solar on the roof, etc., etc.?

Lars Norell:

And then of course, importantly, we look at the power or energy consumption of the client, and in the case of sizing solar storage, that is to say, batteries, we also need to know the load profile of that particular customer. What does it look like when their machinery gets going? What does it look like when their air conditioning units or elevators or escalators or whatever it might be start up? Because those peaks, we can install storage to reduce. And therefore, save demand charges basically from that particular customer and effectively increase their savings from solar by adding storage to that.

Lars Norell:

Those are the normal things. Of course, what state you’re in matters, partly because it decides how much solar power will be produced for that particular system. There’s more power produced from the same solar module if it’s in a roof in California than if it’s on a roof in North Dakota or Vermont. And so that, of course, decides what kind of savings we can produce for the customer and the landlord.

John Jannarone:

All right, great. Alexandra, I think you’ve got one from the list that you wanted to ask, and we’re running out of time here, so let’s keep moving. Go for it, Alexandra.

Alexandra Lane:

[crosstalk 00:56:34]. Okay, I’ve got one about in light of the growth potential, are you able to secure adequate number of skilled trades to handle the construction and implementation in this kind of tight labor market that we’re seeing? And also a question about potential supply chain issues or these supply chain issues impacting Altus imminently or down the road.

Gregg Felton:

Let me start with supply chain. First off, I want to echo something that Lars talked about earlier, which is everyone should understand our business is the sale of power. And so as it relates to the recurring nature of our revenue and the recurring nature of our cashflow, we have very strong predictability in terms of our performance as a consequence of that. Naturally we’re focused on growing the portfolio and we need materials and labor in order to fulfill those objectives. In terms of the supply chain, that is an issue that many industries are facing. We’re certainly seeing that.

Gregg Felton:

When we think about the horizon in terms of material procurement, we do procure materials in advance and we obviously do have labor in advance for projects that we’re constructing. And so you tend to, from a supply chain perspective, need to procure materials six to nine months in the future as it relates to our activities and projects that are coming down the road. From our perspective, I saw somebody ask the question about pricing and what happens to the extent there’s inflationary cost on the pricing of materials.

Gregg Felton:

Certainly, what’s important for any investor to understand is that while cost of materials and labor might rise and looks like there is going to be some inflation here, both in terms of what we’re observing and what’s being forecast. We also see an inflation on what we’re selling, that is, energy. And so there is an offset in terms of the cost of creating the asset, the combination of labor and materials, and the cost at which we can sell the power. And so, what we’re focused on at the time that we’re creating an asset and a time we’re negotiating a power purchase agreement with a customer is whether or not we can create that asset at a cost with the revenues that we’ll be able to earn over a 20-year-period will support that investment.

Gregg Felton:

And that’s something we’re looking at out of the gate, and that’s something we’re very comfortable with and we certainly expect there to be attractive inflationary pricing, i.e., the cost of power against which we’re competing is going to support a power purchase agreement which will make sense of a rising cost environment for our materials. You want to add to that?

Lars Norell:

Yes, I think Gregg makes a very important point, which is that we don’t really have naked exposure against future price increases on material. We lock in the power purchase agreement that we’re proposing to a customer while we’re locking in the material that’s going to go into constructing that particular solar system six or so months out. And so while we of course are subject to the same supply chain that everyone else is and we have a little bit of a benefit, Alexandra, because we are now on platform with CBRE, we’re part of a CBRE program that Bill has put us into. And effectively, that groups the Fortune 500 industrial goods purchases.

Lars Norell:

So whenever we make a purchase, we’re effectively grouped together with all of CBRE’s other customers that are making the same industrial strength purchases. To some extent, we just stepped into a situation where our purchases became bigger than Exterro’s because of the relationship that we have with CBRE. Relative to some other players, we have a significant advantage because of the big brother or uncle or whatever you want to call it that CBRE is next to us or right behind us.

John Jannarone:

All right, great. We’re running over time, but I saw a question in here which if I’m not mistaken, I asked the three of you when we first met on a Zoom a few months ago, this business looks like it could be well-suited to pay a dividend. I think I know the answer, but maybe you guys can tell me.

Gregg Felton:

Sure. Yes, John, as I mentioned, we obviously understand the merit of a dividend, but the truth is, dividends should be considered relative to what alternative uses of capital are. And while we are cashflow generative, we think the highest and best use of capital is reinvestment in this business. There is tremendous growth opportunity and we’re excited to be redeploying capital into growth. That’s our plan.

John Jannarone:

All right. Great. Okay, we’ve run over. Gregg, Lars, Bill, it was really good to see the three of you again. Thank you, Alexandra. Thank you everyone who watched. We didn’t get through all the questions, but as I said, we’ll send them along to the company and hopefully we can get some of those answered for you. One just last thing I want to mention is the vote is coming up, December 6th, I believe, but you should vote now. It’s not very hard, but if you need any help, there’s information that we’ll publish on the replay, which is going to be on our website, IPO-Edge.com, or look up the stock ticker CBAH on Yahoo or Bloomberg, you’ll find it there. Thanks, everyone, and everyone have a great afternoon.

Lars Norell:

Thank you very much.

John Jannarone:

Thank you.

Bill Concannon:

Thank you.

PART 4 OF 4 ENDS [01:01:30]

About Altus Power

Altus Power, based in Stamford, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally-sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired over 350 megawatts from Vermont to Hawaii. Visit altuspower.com to learn more.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus in connection with the proposed business combination between Altus Power and CBAH (the “business combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH. The Registration Statement was declared effective by the SEC on November 5, 2021 and CBAH also filed the definitive proxy statement/prospectus with respect to the business combination on that date. CBAH has mailed a definitive proxy statement/prospectus and other relevant documents to its stockholders as of October 27, 2021, the record date for the Special Meeting. CBAH’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ Special Meeting to be held to approve the business combination because the proxy statement/prospectus contains important information about CBAH, Altus Power and the business combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the business combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the business combination, as these materials contain important information about Altus Power, CBAH and the business combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement and the definitive proxy statement/prospectus.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the business combination, the business plans, objectives, expectations and intentions of CBAH once the business combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the business combination agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the business combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and are provided in the Registration Statement and CBAH’s definitive proxy statement/prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

CBRE Acquisition Holdings Contacts

Cash Smith

CBRE Acquisition Holdings, Inc.

Cash.Smith@cbre.com

Steven Iaco

CBRE Corporate Communications

Steven.Iaco@cbre.com

Altus Power Contacts

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com